Exhibit 99.1

Nano Dimension to Establish AME ACADEMY with Other Industry Leading Suppliers to Educate Professionals on Additively Manufactured Electronics

Sunrise, Florida, Feb. 11, 2021 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM), an industry leading Additively Manufactured Electronics (AME) / PE (Printed Electronics) provider, announced today that it has established the AME ACADEMY, with participation of other industry leading suppliers. Nano Dimension will serve as the co-host of the AME Academy sessions, an industry first educational series that will educate corporate professionals, as well as individuals, about additively manufactured electronics. The AME ACADEMY’s goal is to create a community that enables professionals to develop a deeper understanding of AME technology.

The event will cover the current state and the predicted future of additively manufacturing electronics and look at applications, use-cases, market trends and much more. Led by professionals from leading research institutions and commercial entities, participants will have the opportunity to network and exchange ideas in a virtual chatroom.

With industry leaders such as NovaCentrix, nScrypt Ink., IDTechEx and Electroninks co-coordinating the event, participants will learn firsthand about how new developments in AME technology are changing the way high performance electronic devices (Hi-PEDS™) are produced. IDTechEx, an independent market research company focusing on business intelligence and emerging technologies, will lead the first seminar and discuss market trends in the AME industry and provide insights about current and future opportunities for 3D electronics technology. The seminars will include classes on such topics as: “RF Devices and Antennas,” “Packaging,” “High Performance Materials for Next Generation Electronics,” and “Photonic Curing for Additive Manufacturing.”

The virtual seminar, first of many annual events to be announced, is scheduled for February 23, 2021 from 10:00 am to 6:00 pm ET.  Those interested in learning more about the seminar, please visit: https://ame-academy.com/

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses participating in virtual seminars and the AME ACADEMY. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 10, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT:

Yael Sandler, CFO | ir@nano-di.com

U.S. Investor Relations:

Dave Gentry

RedChip Companies Inc.

Dave@redchip.com

407-491-4498 or 1-800-RED-CHIP (733-2447)